FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 25, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: July 25, 2006
TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

News Release	July 25, 2006

Tata Motors Net Revenue grows by 48% to Rs. 5783.41 crores in 1st Quarter Net Profit up by 40% to Rs. 381.85 crores

MUMBAI, July 25, 2006: Tata Motors today reported Revenues (net of excise) of Rs.5783.41 crores for the quarter ended June 30, 2006, of the financial year 2006-07, an increase of 48% compared to Rs.3907.50 crores in the corresponding period of 2005-06. Profit Before Tax was Rs.498.25 crores, an increase of 38% over Rs.360 crores, while Net Profit increased by 40% to Rs. 381.85 crores, compared to Rs.272.67 crores in the corresponding period of the previous year.

During the quarter under review, the Company witnessed significant increase in all its input costs, interest rates and the general inflammatory pressures, which it expects to continue throughout the year.

The Company's Consolidated Revenues (net of excise) at Rs.6770.94 crores recorded an increase of 51% as against Rs.4493.11 crores in the corresponding period of the previous year. The Consolidated PAT at Rs.381.67 crores, as against Rs.261.51 crores in the corresponding period of the previous year recorded a growth of 46%.

The sales volume for the quarter (including exports) at 1,26,394 vehicles grew by 44% over 87,492 vehicles in the corresponding period last year. Domestic sales of commercial vehicles grew by 69% to 63,082 units. Sales volumes in the commercial vehicle segment for the corresponding period in the previous year were significantly impacted due to unanticipated difficulties in vehicle certifications and procurement of some critical components. Domestic sales of passenger vehicles at 50,151 units posted a growth of 22%.

The Company exported 13,161 vehicles, achieving a growth of 45% over 9,073 units in the corresponding period of the previous year.

In commercial vehicles, Tata Motors has doubled the capacity of its small commercial vehicle, the Tata Ace, to 60,000. The Ace continues to post strong growth. It is being gradually extended across the country, and has also been launched in Sri Lanka. During the quarter, the Company has also launched a new range of its premium SUV, the Tata Safari. It has generated an enthusiastic response.

The audited financial results for the quarter ended June 30, 2006, are enclosed.

_____________________________________________________________________________

TATA MOTORS LIMITED Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.
AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006
Particulars			Quarter ended June, 30		Year ended March, 31
			2006	2005	2006

(A)
1	Vehicle Sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles		63082	37228	214836
	Passenger Cars and Utility vehicles		50151	41191	189070
	Exports		13161	9073	50223
			126394	87492	454129
2	Vehicle Production: (in Nos.)
	Commercial vehicles		74761	45108	246363
	Passenger Cars and Utility vehicles		57085	46887	209959
			131846	91995	456322
(B)			(Rupees Crores)
1	Sales/ Income from operations		6708.65	4567.71	24004.12
	Less : Excise Duty		925.24	660.21	3347.95
	Net Sales/ Income from operations		5783.41	3907.50	20656.17
2	Total Expenditure
	(a)	Increase in stock in trade and work in progress	(385.33)	(369.41)	(256.91)
	(b)	Consumption of Raw Materials & Components	3953.06	2700.95	13265.12
	(c)	Purchase of product for sale	311.99	180.71	998.74
	(d)	Staff Cost	302.43	276.95	1147.17
	(e)	Other expenditure	964.62	631.56	2926.40
	(f)	Sub Total 2(a) to 2(e)	5146.77	3420.76	18080.52
3	Operating Profit [1-2]		636.64	486.74	2575.65
4	Other Income		85.91	58.29	289.11
5	Interest
	(a)	Gross interest	85.45	70.63	296.49
	(b)	Interest income/ Interest Capitalised	(12.90)	(19.62)	(70.14)
	(c)	Net interest	72.55	51.01	226.35
6	Product Development expenditure		10.32	7.36	73.78
7	Depreciation and Amortisation		141.05	126.66	520.94
8	Profit after interest and depreciation [3+4-5-6-7]		498.63	360.00	2043.69
9	Provision / (reversal) for diminution in value of investments (net)		0.38	-	(9.69)
10	Profit Before Tax [8-9]		498.25	360.00	2053.38
11	Less: Tax expense		116.40	87.33	524.50
12	Profit After Tax [10-11]		381.85	272.67	1528.88
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		383.12	361.79	382.87
14	Reserves excluding Revaluation Reserve				5127.81
15	Basic EPS (not annualised) Rupees		9.97	7.25	40.57
	Diluted EPS (not annualised) Rupees		9.44	6.83	38.20
16	Aggregate of Public Shareholding
	-	Number of Shares	222623126	213303257	223279749
	-	Percentage of shareholding	58.12%	58.97%	58.33%
Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.

2)

The commercial vehicles sales volumes in the corresponding quarter of the previous year were mainly impacted by unanticipated difficulties in vehicle certification and procurement of some critical components.

3)

Other expenditure includes foreign exchange loss of Rs. 78.30 crores for the quarter ended June 30, 2006 as against a profit of Rs. 14.50 crores in the quarter ended June 30, 2005. The corresponding figure for the year ended March 31, 2006 was a loss of Rs. 20.35 crores.

4)

During this quarter, the Company has reversed export incentive of Rs. 35.57 crores that was accrued during the previous year, in view of reduction with retrospective effect in the incentive rate under Target Plus Export Incentive Scheme by the Government of India.

5)

The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

6)

Subsequent to the quarter ended June 30, 2006, 8,800 1% Foreign Currency Convertible Notes (FCCN) (2008) and 6,000 Zero coupon FCCN (2009) representing 8.8% and 6% respectively of the said Notes, have been converted into 16,20,003 and 4,59,076 Ordinary Shares of Rs. 10/- each at a premium as per the terms of issue.

7)

As on April 1, 2006, 3 Investor complaints were outstanding. The Company received 10 complaints during the said quarter and disposed off 10 complaints by June 30, 2006. There are 3 complaints unresolved as on June 30, 2006.

8)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2006.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on July 25, 2006.
Mumbai, July 25, 2006	Tata Motors Limited Ratan N Tata Chairman

TATA MOTORS LIMITED Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.
CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006
Particulars		(Rs. in crores)
		Quarter Ended June, 30		Year Ended March, 31
		2006 (Unaudited)	2005 (Unaudited)	2006 (Audited)
1	Sales/ Income from operations	7738.24	5183.89	27266.41
	Less: Excise Duty	967.30	690.78	3494.20
	Net Sales/ Income from operations	6770.94	4493.11	23772.21
2	Total Expenditure
	(a) (Increase) in stock in trade and work in progress	(431.53)	(401.25)	(238.30)
	(b) Consumption of Raw Materials and Components	4500.07	3093.35	14898.50
	(c) Purchase of products for sale	403.02	230.63	1360.70
	(d) Staff Cost	543.85	387.81	1783.11
	(e) Other expenditure	981.52	624.47	2919.96
	(f) Sub Total 2(a) to 2(e)	5996.93	3935.01	20723.97
3	Operating Profit [1-2]	774.01	558.10	3048.24
4	Other Income	17.31	10.29	243.55
5	Interest (Net)	78.44	53.81	246.01
6	Product Development cost	10.32	7.36	71.77
7	Depreciation	165.48	148.13	623.31
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	0.06	-	0.02
9	Profit after depreciation and interest [3+4-5-6-7-8]	537.02	359.09	2350.68
10	Provision for diminution in value of investments (net)	0.47	-	1.70
11	Profit Before Tax [9-10]	536.55	359.09	2348.98
12	Less: Tax Expense	156.40	103.22	640.00
13	Profit After Tax [12-13]	380.15	255.87	1708.98
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	(0.04)	-	(2.53)
15	Share of Minority Interest	(12.58)	(2.06)	(22.29)
16	Profit in respect of investments in Associate Companies	14.14	7.70	43.93
17	Profit for the year	381.67	261.51	1728.09
18	Paid-up Equity Share Capital (Face value of Rs.10 each)	383.12	361.79	382.87
19	Reserves excluding Revaluation Reserve	-	-	5722.21
20	Basic EPS (not annualised) Rupees	9.97	6.95	45.86
21	Diluted EPS (not annualised) Rupees	9.44	6.56	43.15

Notes:-

1)

Figures for previous year have been regrouped / reclassified wherever necessary, to make them comparable. As per the Listing agreement, the Company is required to publish consolidated financial results on an annualised basis. The Company has decided to voluntarily make available the financial results on a consolidated basis so as to enable an investor facilitate a comparison of the financial performance between stand alone and consolidated basis.

2)	The Group's reportable operating segment consists of Automotive and Others.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions, and software operations.

	(Rs in crores)
		Quarter ended June, 30		Year ended March, 31
A	Segment Revenues	2006	2005	2006
	Net sales / Income from Operations
	- Automotive and related activity	6252.51	4240.96	22195.16
	- Others	591.13	289.77	1806.87
	Total segment revenue	6843.64	4530.73	24002.03
	Add / (Less): Inter segment revenue	(72.70)	(37.62)	(229.82)
	Net segment revenue	6770.94	4493.11	23772.21

B	Segment Results before interest exceptional items and tax
	- Automotive and related activity	542.67	378.22	2189.40
	- Others	54.02	19.31	170.13
	Total segment results	596.69	397.53	2359.53
	Add/(Less):- Inter segment eliminations	1.46	5.08	(0.71)
	Net Segment Results	598.15	402.61	2358.82
	Add/(Less):- Unallocable income	17.31	10.29	243.55
	Add/(Less):- Interest expense	(78.44)	(53.81)	(246.01)
	Add/(Less):- Exceptional Items	(0.47)	-	(7.38)
	Total Profit before Tax	536.55	359.09	2348.98

C	Capital employed (segment assets less segment liabilities)	As at June, 30		As at March, 31
		2006	2005	2006
	- Automotive and related activity	9900.40	6678.08	8447.17
	- Others	723.78	471.02	697.51
	Total Capital employed	10624.18	7149.10	9144.68
	Add/(Less):- Inter segment	(242.78)	(121.71)	(158.12)
	Capital employed	10381.40	7027.39	8986.56

3)

The share of profit (net) in respect of investments in associate companies include profit of Rs.14.33 crores and loss of Rs. 0.19 crore, considered on the basis of Unaudited Financial Statements for the quarter ended June 30, 2006.

4)	The Consolidated financial statement should be read in conjunction with the notes to the individual financial results for the quarter ended June 30, 2006.
The above Results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on July 25, 2006.
Mumbai, July 25, 2006	Tata Motors Limited Ratan N Tata Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more f! ully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.